BR/22

40-33

811-00126

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

WRITER'S E-MAIL

December 4, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed in the United States District Court for the Northern District of California on November 19, 2003, by Kathie A. Phillips against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B of the AllianceBernstein Mutual Funds (the "Funds"). The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Keith A. O'Connell
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181

APPENDIX B

Name	CIK No.	Registration No.	IARD No.
AXA Financial, Inc.	0000880002	001-11166	N/A
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management Holding L.P.	0000825313	001-09818	106998
Alliance Capital Management L.P.	N/A	801-56720	108477
Gerald T. Malone, Senior Vice President of Alliance Capital Management L.P. and Portfolio Manager	N/A	N/A	N/A
John D. Carifa, Director	N/A	N/A	N/A

FREDERICK P. FURTH (SBN 38438)
HENRY A. CIRILLO (SBN 131527)
CAROLYN B. BURTON (SBN 184753)
MICHAEL S. CHRISTIAN (SBN 212716)
THE FURTH FIRM LLP
225 Bush Street, 15th Floor
San Francisco, California 94104
Telephone: (415) 433-2070
Facsimile: (415) 982-2076

FILED

PVT

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

JW

C 03 5133

KATHIE A. PHILLIPS, Plaintiff, vs. ALLIANCE CAPITAL MANAGEMENT HOLDING L.P.; ALLIANCE CAPITAL MANAGEMENT L.P.; ALLIANCE CAPITAL MANAGEMENT CORPORATION; AXA FINANCIAL, INC.; ALLIANCEBERNSTEIN TECHNOLOGY FUND; ALLIANCEBERNSTEIN TECHNOLOGY FUND, INC.; ALLIANCEBERNSTEIN GROWTH & INCOME FUND; ALLIANCEBERNSTEIN GROWTH & INCOME FUND, INC.; JOHN D. CARIFA; GERALD T. MALONE; CHARLES SCHAFFRAN; MICHAEL J. LAUGHLIN; CANARY CAPITAL PARTNERS, LLC; CANARY CAPITAL PARTNERS, LTD.; CANARY INVESTMENT MANAGEMENT, LLC; EDWARD J. STERN; and DOES 1-100, Defendants.	Case No.: **CLASS ACTION COMPLAINT** **DEMAND FOR JURY TRIAL**

Plaintiff Kathie A. Phillips, on behalf of herself and all others similarly situated, hereby alleges as follows:

NATURE OF THE ACTION

1. This federal class action concerns Defendants' attempt to profit at the expense of Plaintiff and other like investors in the AllianceBernstein family of funds (the ***"Alliance Funds"***), as defined herein, in direct violation of their fiduciary obligations and the federal securities laws. Defendants engaged in an unlawful and fraudulent scheme and course of conduct to permit certain favored customers, in exchange for increased business and fees, (i) to engage in "late trading," whereby the favored customer is allowed to place an order to purchase or sell shares in one or another of the Alliance Funds after the close of the market at 4:00 p.m., and have that order filled based on the particular fund's closing net asset value (***"NAV"***) for that day; and (ii) to "time" their mutual fund trades opportunistically, enabling such customers to exploit short-term moves and inefficiencies in the manner in which the Alliance Funds price their shares. The Individual Defendants identified herein also covertly engaged in or permitted late trades and short-term trading of Alliance Funds. Until on or about September 3, 2003, Plaintiff was not aware of any of the aforementioned transactions or of the adverse impact of those transactions on the value of their mutual fund shares.

2. Defendants Alliance Capital Management Holding L.P. (***"Alliance Holding"***) and Alliance Capital Management L.P. (***"Alliance Capital"***), which manage the Alliance Funds, are among the nation's largest money managers, providing investment management services for many of the largest U.S. public and private employee benefit plans, foundations, public employee retirement funds, pension funds, endowments, banks, insurance companies and high-net-worth individuals worldwide. The Alliance Funds are a diverse family of globally distributed mutual fund portfolios, consisting of approximately $438 billion in assets as of September 30, 2003.

3. Over the past decade, Defendants have actively solicited the business of hundreds of thousands of consumers to invest in their mutual funds as an

appropriate long-term investment tool. For example, the website for the Alliance Funds declares: "A little planning goes a long way. Whatever your long-term goal, we can help you begin to plan a savings strategy." Defendants have marketed themselves as ethical and prudent money managers, and promised to abide by the fiduciary obligations owed to their investors.

4. Defendants' policies in place during the relevant time period strictly prohibit the late trading and market timing complained of herein because it unfairly disadvantages their long-term investors. Moreover, Defendants have declared in prospectuses and in statements to the market that they prohibit such trading, and that they have an infrastructure in place to both monitor and prevent such misconduct in order to protect their investors.

5. Despite these representations, Defendants facilitated the late trading and short-term and timed trading of certain of their major clients in exchange for management fees and commissions. Moreover, they have admitted doing so.

6. The fraudulent and manipulative practices charged herein on the part of Defendants first came to light on or about September 3, 2003, when New York Attorney General Eliot Spitzer filed a complaint (the *"Spitzer Complaint"*) on behalf of the State of New York for civil violations of state securities and business laws against defendant Edward J. Stern, and the hedge fund he managed, defendant Canary Capital Partners LLC, and certain related entities, for improperly trading mutual fund shares at the expense of individual, long-term investors. Stern and the other defendants were charged with engaging in "late trades" with brokers who took orders after the mutual funds' net asset value had been determined at 4:00 p.m., and in rapid-fire "timing trades" that exploited possible price discrepancies in the funds. Four groups of mutual fund companies were named in the Spitzer Complaint: Bank of America's Nations Funds unit; Janus Capital Group, Inc; Bank One Corp.'s One Fund Group; and Strong Capital Management, Inc. Shortly after the Spitzer Complaint was filed, Mr. Stern and the other Canary defendants agreed to pay $40 million to settle all charges asserted against them in the Spitzer Complaint. On September

5, 2003, Janus acknowledged that it had allowed market timing activity (totaling approximately $750 million) in its funds. Shortly thereafter, Bank of America fired six of its employees (one of whom has been indicted on charges of grand larceny and securities fraud by Mr. Spitzer). Most recently, the Subcommittee on Financial Management, the Budget and International Security of the Senate Governmental Affairs Committee has commenced an investigation into improper trading in the mutual fund industry.

7. On September 30, 2003, defendant Alliance Capital Management L.P., investment adviser to the Alliance Funds, announced that it was being investigated by the SEC and the New York Attorney General's Office in connection with their investigation into late trading and market timing. It further announced that "based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it ha[d] identified conflicts of interest in connection with certain market timing transactions," and had suspended two of its employees – the portfolio manager of the AllianceBernstein Technology Fund, and an executive involved with selling Alliance Capital hedge fund products.

8. On October 1, 2003, the Wall Street Journal identified the two suspended Alliance employees as (i) defendant Gerald Malone, portfolio manager of the $3.2 billion AllianceBernstein Technology Fund, as well as two Alliance technology hedge funds, the ACM Technology Hedge Fund and ACM Technology Partners LLP; and (ii) defendant Charles Schaffran, an executive salesperson of the Alliance Capital hedge fund products. The article reported that the suspensions were the preliminary result of an internal inquiry, which found that defendants Malone and Schaffran permitted certain investors to "time" Alliance Funds managed by Malone in exchange for large investments by the investors in Alliance hedge funds managed by Malone. The article further reported that Alliance was a "major focus" of New York Attorney General Eliot Spitzer's mutual fund trading investigation; and that according to documents produced by Alliance Capital in response to a subpoena issued by Mr. Spitzer's office, defendant Edward Stern placed late trades for certain Alliance funds through Bank of America.

9. On November 10, 2003, defendants Alliance Capital Management L.P. and Alliance Capital Management Holding L.P. announced that, at the request of a special committee of its independent directors, its Board of Directors and its Chief Executive Officer, defendant John D. Carifa resigned his positions as President, Chief Operating Officer and Director of Alliance Capital and as Chairman of the Board of its mutual funds; and defendant Michael J. Laughlin resigned as Chairman of Alliance Capital's mutual fund distribution unit. In the announcement, Defendants admitted that both individuals had "senior and direct responsibility over the firm's mutual fund unit which, as previously reported, allowed inappropriate market timing transactions, some of which had an adverse impact on mutual fund shareholders."

As set forth more fully below, Plaintiff bring suits here to redress the harm to her and the Class caused by Defendants' unethical and unlawful conduct.

JURISDICTION AND VENUE

10. This Court has jurisdiction over the subject matter of this action pursuant to §27 of the Exchange Act of 1934 (15 U.S.C. §78aa); Section 22 of the Securities Act (15 U.S.C. §77v); Section 80b-14 of the Investment Advisers Act (15 U.S.C. §80b-14); and 28 U.S.C. §§ 1331, 1337 and 1391(b).

11. Many of the acts charged herein, including the solicitation of business and the dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District.

12. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

13. Plaintiff Kathie A. Phillips, as set forth in her certification, which is attached hereto and incorporated by reference herein, purchased and held shares or units of

the AllianceBernstein Technology Fund Class A during the Class Period and has been damaged thereby. At all times relevant to this action, Ms. Phillips was and is a resident of Lafayette, California.

14. Each of the Alliance Funds is a mutual fund that is regulated by the Investment Company Act of 1940, managed by defendant Alliance Capital Management, L.P. The Alliance Funds buy, hold, and sell shares or other ownership units that are subject to the misconduct alleged in this complaint.

15. Defendant Alliance Capital Management Holding L.P. (*"Alliance Holding"*) is the ultimate parent of Defendants bearing the Alliance name. Alliance Holding is a publicly traded company and a global investment management firm that, through its subsidiaries, operates in the insurance, investment management and consulting industries. Alliance Holding owns approximately 30% of the outstanding shares of Defendant Alliance Capital Management L.P. Alliance Holding is a Delaware limited partnership with its principal place of business at 1345 Avenue of the Americas, New York, New York.

16. Defendant Alliance Capital Management L.P. (*"Alliance Capital"*) is registered as an investment adviser under the Investment Advisers Act. During the relevant period, Alliance Capital was primarily responsible for managing and advising the Alliance Funds during the Class Period. Alliance Capital is a Delaware limited partnership with its principal place of business at 1345 Avenue of the Americas, New York, New York.

17. Defendant Alliance Capital Management Corporation (*"Alliance Corporation"*) is a wholly-owned subsidiary of defendant AXA Financial, Inc. Alliance Corporation is the general partner of both Alliance Holding and Alliance Management. Alliance Corporation has its principal place of business at 140 Broadway, New York, New York.

18. Defendant AXA Financial, Inc. (*"AXA"*) is part of the AXA Group, a global firm that provides financial, insurance and investment management products. Through AXA's subsidiary Alliance Corporation, AXA owns approximately 55% of

Alliance Capital. AXA is a Delaware Corporation with its principal place of business at 1290 Avenue of the Americas, New York, New York.

19. AllianceBernstein Technology Fund, Inc. is the registrant and issuer for AllianceBernstein Technology Fund. AllianceBernstein Growth & Income Fund, Inc. is the registrant and issuer for AllianceBernstein Growth & Income Fund. All registrants and issuers referred to in this paragraph are hereafter collectively referred to as the ***"Registrants."*** AllianceBernstein Technology Fund, Inc., AllianceBernstein Technology Fund, AllianceBernstein Growth & Income Fund, Inc. and AllianceBernstein Growth & Income Fund are collectively referred to herein as the ***"Alliance Funds"***.

20. Alliance Holding, Alliance Capital, Alliance Corporation, AXA, and the Alliance Funds are referred to collectively herein as the ***"Fund Defendants"***.

21. Defendant John D. Carifa (***"Carifa"***) was at all material times mentioned in this Complaint, the President, Chief Operating Officer and Director of Alliance Corporation and the Chief Executive Officer of Alliance Capital's Mutual Funds Division. Defendant Carifa resigned in November of 2003 as a result of his involvement in the unlawful actions alleged herein.

22. Defendant Gerald T. Malone (***"Malone"***) was at all material times mentioned in this Complaint, the Senior Vice President of Alliance Corporation and the portfolio manager of the AllianceBernstein Growth & Income Fund and two additional Alliance Funds. Defendant Malone was suspended in September of 2003 as a result of his involvement in the unlawful actions alleged herein.

23. Defendant Charles Schaffran (***"Schaffran"***) was at all material times mentioned in this Complaint, a marketing and sales executive with Alliance Capital's hedge fund division. Defendant Schaffran was suspended in September of 2003 as a result of his involvement in the unlawful actions alleged herein.

24. Defendant Michael J. Laughlin (***"Laughlin"***) was at all material times mentioned in this Complaint, the Chairman of Alliance Capital's mutual fund

distribution unit. Defendant Laughlin resigned in November 2003 as a result of his involvement in the unlawful actions alleged herein.

25. Defendants Carifa, Malone, Schaffran and Laughlin are referred to collectively herein as the *"Individual Defendants"*.

26. Defendant Canary Capital Partners, LLC (*"CCP"*) is New Jersey limited liability company with its principal place of business at 400 Plaza Drive, Secaucus, New Jersey.

27. Defendant Canary Capital Partners, Ltd (*"CCP Ltd."*) is a Bermuda limited liability company and was an active participant in the unlawful actions alleged herein.

28. Defendant Canary Investment Management, LLC (*"CIM"*) is a New Jersey limited liability company that, at all material times mentioned in this Complaint, managed the assets of CCP and CCP Ltd. and was an active participant in the unlawful actions alleged herein. CIM's principal place of business at 400 Plaza Drive, Secaucus, New Jersey.

29. Defendant Edward J. Stern (*"Stern"*) is a resident of New York, New York. Stern was the managing principal of CCP, CCP Ltd, and CIM and was active participant in the unlawful actions alleged herein.

30. Defendants CCP, CCP Ltd., CIM and Stern are referred to collectively herein as the *"Canary Defendants"*.

31. The Fund Defendants, the Individual Defendants and the Canary Defendants are referred to collectively herein as the *"Defendants"*.

32. Defendants sued herein as Does 1 through 100 are other active participants in the widespread unlawful conduct alleged herein whose true names and identities have yet to be ascertained. Plaintiff will seek to amend this Complaint to state the true names and capacities of said Defendants when they have been ascertained.

33. There is a unity of interest and ownership between the Defendants such that the acts of the one are for the benefit and can be imputed as the acts of the other.

34. At all relevant times, each Defendant was and is the agent of each of the remaining Defendants, and in doing the acts alleged herein, was acting within the course and scope of such agency. Each Defendant ratified and/or authorized the wrongful acts of each of the other Defendants.

35. Numerous individuals and entities participated actively during the course of an in furtherance of the scheme described herein. The individual entities acted in concert by joint ventures and by acting as agents for principals in order to advance the objectives of the scheme and to unfairly profit from the same.

PLAINTIFF'S CLASS ACTION ALLEGATIONS

36. Plaintiff brings this lawsuit on behalf of herself, and a class of persons and entities (the *"Class"*) who purchased, held or otherwise acquired shares in Defendant Alliance Funds at any time during the period of November 20, 1998 through the date the Class is certified. Excluded from the Class are: Defendants and their subsidiaries, successors, predecessors, present and former officers and directors, and members of their immediate families and any legal representatives, agents, affiliates, heirs, successors-in-interest or assigns; any entity in which any Defendant has or had a controlling interest; and those parties and third parties that participated in the market timing arbitrage alleged herein. Plaintiff brings this action and seeks remedies under the Securities Act of 1933 (the "Securities Act"), the Securities Exchange Act of 1934 (the "Exchange Act") and the Investment Company Act of 1940 (the "Investment Advisers Act").

37. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is currently unknown to Plaintiff, such information is in the possession of Defendants and can be ascertained through appropriate discovery. Plaintiff believes that there are hundreds or thousands of members in the proposed Class. Record mutual fund owners and other members of the Class may be identified from information maintained by the Alliance Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

38. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

39. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

40. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a) whether Defendants committed the acts alleged herein;

b) whether Defendants' acts as alleged herein violated the federal securities laws;

c) whether Defendants breached fiduciary duties owed to Plaintiff and the Class;

d) whether uniform statements made by Defendants to the investing public during the Class Period misrepresented material facts about the business, operations and financial statements of the Alliance Funds; and

e) whether Plaintiff and the Class were damaged by Defendants' conduct.

41. Plaintiff's claims are typical of those of the Class and Plaintiff's interests are not adverse or antagonistic to the interests of the Class.

42. Plaintiff will vigorously prosecute this action using the skilled and experienced counsel she has retained. Plaintiff's counsel are experienced class action and securities law attorneys, with substantial trial experience.

43. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of hundreds of thousands of investors is impracticable. In addition, because the damages suffered by some of the

individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress Defendants' misconduct. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

I. OVERVIEW OF MUTUAL FUND MARKET.

44. A mutual fund is an investment company that pools money from many investors and invests the money in stocks, bonds, short-term money-market instruments, or other securities. Shareholders purchase mutual fund shares from the fund itself (or through a broker for the fund), but are not able to purchase the shares from other shareholders on a secondary market, such as the New York Stock Exchange or Nasdaq Stock Market.

45. Consumers who invest in mutual funds effectively own a percentage of that fund's securities portfolio. Mutual funds, including the Alliance Funds, are designed and marketed as long-term investments, and are meant to provide a simple, affordable way for people to invest. They are designed for investors who are inclined to buy and hold their investment shares, and therefore are the favored savings vehicles for both retirement and college funds.

46. The investment portfolios of mutual funds are managed by separate entities known as "investment advisers" that are registered with the SEC. A fund's investment adviser employs portfolio managers, who have discretion to buy and sell securities in the fund's portfolio. Portfolio managers must make investment decisions in accordance with the fund's objectives as stated in the fund's prospectus and cannot make investment decisions that are in their own interests rather than in the interests of the fund's shareholders. Portfolio managers, as investment advisers, owe a fiduciary duty to fund shareholders of utmost good faith, and full and fair disclosure of all material facts.

47. The popularity of mutual funds has soared over the last decade and currently encompasses $7 trillion in business. In 2002, over 54 million households in the

United States owned mutual funds. Over one-half of those investors have moderate incomes ranging between $25,000 and $74,999 per year.

48. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. ("the Act"). The Act requires mutual funds to price and redeem their shares at their net asset values ("NAV"), as computed in accordance with the Act. The Act also requires that a fund's NAV be computed at least once daily (Monday through Friday) at a specific time or times as determined by the fund's board.

49. Unlike a stock, the price of a mutual fund does not change during the course of the trading day. Mutual funds, including the Alliance Funds, generally calculate their NAV at 4:00 p.m. EST, as of the close of the major New York markets, so that the NAV can be published in the next day's publications. The NAV is calculated based on the market value of the securities in the fund's portfolio at the time the NAV is calculated, including certain other assets and expenses attributable to the fund at that time (such as cash, shareholder fees, sales loads, interest, expenses).

II. RELEVANT MARKET ACTIVITY DEFINED.

50. Since mutual funds are valued once a day, usually as of 4:00 p.m. EST, when the New York markets close, orders to buy, sell or exchange mutual fund shares placed before 4:00 p.m. on a given day receive that day's price. Orders placed after 4:00 p.m. are supposed to be priced using the following day's price. This is the rule of "forward pricing," which became law in 1968. *See* 17 C.F.R. § 270.22c-1(a).

51. Forward pricing helps assure a level playing field for investors. All investors have, or should have, the same opportunity to assemble "pre-4:00 p.m. information" prior to making an investment decision. If there is an event after 4:00 p.m., such as an unexpectedly positive corporate earnings announcement concerning one of the companies in which the mutual fund invests, the NAV of the fund is likely to be higher the next day as the stock of the company making the announcement rises. Forward pricing ensures fairness: those who bought shares in the fund during the day before the earnings announcement was made, will enjoy a gain. Those who bought shares in the fund after the

announcement are not supposed to share in this profit. Their purchase order should receive the NAV set at the end of the <u>next</u> day, when the market has digested the news and reflected its impact.

52. The market strategy known as "late trading" sidesteps forward pricing, by allowing the investor to buy fund shares after hours (after 4:00 p.m.) at the prior day's NAV, and thereby enjoy a significant advantage. The late trader waits until the market closes for significant news to come out, and then buys (or sells) shares in the fund at the pre-4:00 p.m. NAV that does not reflect the impact of the new information. New York Attorney General Eliot Spitzer has likened "late trading" to betting on a horse race after it is over, because it allows the late traders the opportunity to profit from news after the close of the market.

53. Another strategy is known as "time zone arbitrage," or "timing the fund." "Timing" relies on the fact that mutual fund prices generally are "stale" because they do not necessarily reflect the "fair value" of all the securities in the fund's portfolio as of the time its NAV is calculated. A typical example is an international mutual fund that invests in overseas foreign companies in Asia and holds shares in those companies. Asian markets generally operate during the evening and nighttime in the United States and close before the opening of the major U.S. markets. Because of the time zone difference, the closing prices of securities that principally trade on foreign exchanges or markets may be as much as 12-15 hours old by the time of the funds' NAV calculation, and may not reflect the current market values of those securities at that time. Any positive moves during the New York trading day that may also cause the foreign market to rise when it later opens, will not be reflected in the stale prices of the foreign shares on which the fund's NAV for that trading day are based. As a result, the fund's NAV will be artificially low since it will not reflect the true market value of all the stocks the fund holds. A trader who buys the fund on that day at the "stale" price will almost certainly realize a profit that can be realized the next day by selling (when the increase in the value of the foreign shares is incorporated into the calculations of the next day's NAV for the fund).

III. LATE TRADING AND MARKET TIMING HARMS INVESTORS.

54. Late trading and successful timing captures an arbitrage profit that comes dollar-for-dollar out of the pockets of the longer-term, less active investors. A mutual fund has a finite pool of assets. The cash to pay the late trader or timer has to come from somewhere. Fund managers often keep cash on hand to pay out profits to such investors without having to sell stock, in an effort to minimize the adverse impact of the trades on the fund. This can reduce the overall performance of the fund, since having to keep a certain amount of the funds' assets in cash at all times deprives the investors of the advantages of being fully invested in a rising market. If cash holdings are insufficient, the fund manager has to sell some of the fund's securities to generate the money to redeem the shares. Either way, the next day's NAV is reduced for those who are still in the fund. If the late trader or timer sells short on bad days, the arbitrage still has the effect of making the next day's NAV lower than it would otherwise have been, thus magnifying the losses that long-term investors are experiencing in a declining market. The transfer of wealth as a result of such arbitrage is called "dilution."

55. Besides "dilution," late trading and market timing also harm their target funds in a number of other ways. Late traders and timers raise transaction costs for the fund (e.g., the cost of actually buying or selling securities in response to a hedge fund moving in and out of the mutual fund), disrupt the fund's stated portfolio management strategy, require funds to maintain an elevated cash position, and result in lost opportunity costs and forced liquidations. Trades necessitated by late trading and timer redemptions can also result in the realization by the fund's shareholders of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market. Thus, while the favored customers who are permitted to engage in late trading or market timing profit handsomely (defendant Stern's Canary hedge fund, for example, generated returns of 28.5% in 2001, while the Dow Jones Industrial Average that year lost 7.1%), the costs associated with such trading are borne by the fund's other shareholders, adversely

impacting their ultimate returns. In short, the late trader's and market timer's gain is the long-term investors' loss.

56. As explained by Professor Eric Zitzewitz of the Stanford Graduate School of Business in his October 2002 article "*Who Cares About Shareholders? Arbitrage Proofing Mutual Funds*":

> For example, if the U.S. market has risen since the close of overseas equity markets, investors can expect that overseas markets will open higher the following morning. Investors can buy a fund with a stale-NAV for less than its current value, and then can likewise sell a fund for more than its current value on a day that the U.S. market has fallen.

Professor Zitzewitz concludes that long-term shareholders are losing about $4 billion per year from market timing arbitrage. In a 2001 study by Jason Greene and Charles Hodges, entitled *The Dilution Impact of Daily Fund Flows on Open-End Mutual Funds*, the researchers found that "the dilution impact has brought about a net wealth transfer from passive shareholders to active traders in international funds in excess of $420 million over a 26-month period." On October 17, 2003, the Wall Street Journal reported that academic studies of timing estimate that "long-term investors can lose an average of 1% to 2% of their assets a year in international funds because of rapid in-and-out trades."

57. The SEC has recognized the unfairness of timing to long-term investors. In December 1999, in response to concerns that investors were exploiting arbitrage anomalies presented by stale NAV valuations, the SEC issued a letter directing mutual fund managers to review their obligations to price and redeem fund shares and to "satisfy themselves that all appropriate factors relevant to the value of securities for which market quotations are not readily available have been considered and to determine the method of arriving at the fair value of each such security." The SEC admonished the funds that pricing requirements were critical to ensure the fairness of fund share prices and that purchases and sales of such shares "do not result in dilution of shareholders interests or other harm for shareholders":

> [I]f fund shares are overpriced, redeeming shareholders will receive a windfall at the expense of shareholders that remain in

> the fund, and purchasing shareholders will pay too much for the shares. Similarly, sales of shares in a fund that has undervalued its portfolio would also have dilutive effects. . . . Thus, pricing of fund portfolio securities based upon their current values is necessary to ensure fairness among all fund shareholders.

58. In a subsequent letter by the SEC issued in April 2001, the SEC identified events in the market that might signal arbitrage opportunities, and warned fund managers that the failure to determine the fair value of securities may result in dilution of mutual fund shares by creating such opportunities:

> Funds may dilute the value of their shareholders' interests if they calculate their NAVs using closing prices that were established before a significant event has occurred. . . . The risk of dilution increases when significant events occur because such events attract investors who are drawn to the possibility of arbitrage opportunities. In such situations, short-term investors may attempt to exploit the discrepancies between the market prices that are no longer current, and the values of a fund's portfolio securities. . . . These profits [realized by short-term investors] would dilute the share value of long-term investors in the fund.

59. Mutual fund managers can easily spot market timing in their mutual funds simply by observing the trading activity within accounts – for example, if the account, or persons controlling more than one account, engage in frequent trades, the manager will know that they are engaging in market timing.

60. Fund managers have a variety of methods at their disposal to prevent unscrupulous investors from profiting from arbitrage opportunities. For example, mutual funds can restrict trading frequency. Mutual funds can also charge so-called "early redemption fees" for withdrawing shares from the fund within 90 days after the investment, effectively wiping out the arbitrage advantage the timers and late traders would otherwise realize. The most sophisticated way to limit arbitragers is for mutual funds to use fair value pricing, which requires the fund to use estimates to account for current information rather than relying on the actual closing price of stocks. As fiduciaries for their investors, mutual fund managers are obliged to use such methods to protect their customers from the dilution that timing and late trading causes.

61. Despite the tools available to fund managers to prevent or discourage timing, and the laws prohibiting late trading, fund managers permit such practices because of the fees and business the investors who engage in such practices, generate. The mutual fund manager makes its profit from fees it charges the funds for financial advice and other services. These management fees are typically a percentage of the assets in the fund, so the more assets in the fund (or family of related funds), the more money the manager makes. Late traders and timers offer to invest more assets (including the profits from late trading and timing) long term into the fund, or into other funds controlled by the fund manager, in exchange for the right to late trade or time. Conversely, fund managers offer favored customers the opportunity to conduct late trading or market timing arbitrage to induce them to invest in the managers' funds or family of funds. In addition, sometimes the manager will waive any applicable early redemption fees, thereby further depriving the fund of money that would have partially offset the adverse impact of arbitragers.

62. In testimony before a subcommittee of the U.S. Senate Committee on Governmental Affairs on November 3, 2003, New York Attorney General Eliot Spitzer confirmed that while mutual fund managers have long been aware of late trading and market timing arbitrage and its adverse impact on fund investors, they have done little to stop it:

> It has been only two months since my office announced its settlement with Canary Partners. Our investigation into Canary's investment practices revealed that some of the nation's largest mutual fund companies permitted hedge funds to take advantage of after-market information by buying and selling mutual fund shares at the Net Asset Value that had been set earlier that day when the markets closed. That practice, which is known as "late trading," is illegal.
>
> [M]utual funds recognize that market timing works to the detriment of funds' longterm shareholders, which is why their prospectuses convey to shareholders the impression that market timing is not permitted. Despite these assurances and the requirements of the Investment Company Act, the funds ignored their promises to -- and the interests of -- their shareholders, and market timing was widespread. More recently, we have learned that many fund insiders themselves engaged in market timing and late trading activities, directly profiting at the expense of the long-term investors in their

> funds. This tension - between the interests of the fund managers and those of its investors - is nothing new.
>
> ***
>
> Frankly, it wasn't even necessary to analyze financial data to know that there was a market timing problem. The market timers were so brazen about what they were doing, and so unconcerned that the mutual funds would put a stop to a practice that cost their long-term investors an enormous amount of money, that they openly advertised the fact that they were engaged in market-timing. In fact, a study published by four N.Y.U. professors in the summer of 2002 noted that they "know of at least 16 hedge fund companies covering 30 specific funds whose stated strategy is 'mutual fund timing'." Why didn't the publication of that study cause directors to closely examine whether their funds were permitting timing? Why didn't fund directors make the inquiries that could have protected their shareholders? Because the directors were beholden to the fund managers and advisors.

IV. DEFENDANTS MISLED INVESTORS.

63. Unknown to investors, from at least as early as October 2, 1998, Defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors like the Canary Defendants to reap many millions of dollars in profits at the expense of plaintiff and other members of the Class, through improper, secret timed trading and illegal late trading.

64. In exchange for allowing and facilitating this wrongful conduct, Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of plaintiff and other members of the Class who knew nothing of these illicit arrangements. Specifically, Alliance Capital, as manager of the Alliance Funds, and each of the relevant fund managers, profited from fees Alliance Capital charged to the Alliance Funds that were measured as a percentage of the fees under management. In addition, in exchange for the right to engage in timing and late trading, the Canary Defendants, and the Doe Defendants, agreed to park substantial assets (known in the industry as "sticky assets") in various Alliance Funds, thereby increasing the assets under Alliance Funds' management and the fees paid to Alliance Funds' managers, including Alliance Capital.

65. At all relevant times, Defendants were aware of the damage that late traders and market timers have on the performance and value of its mutual funds. Nevertheless, late trading and timing arrangements were entered into by Defendants with certain favored clients, including the Canary Defendants, but were never disclosed to Plaintiff or the Class. To the contrary, the relevant fund prospectuses created the misleading impression that the Alliance Fund managers monitored late trading, timing and excessive trading, and would not tolerate it. These statements were materially false and misleading because Defendants allowed certain favored investors to time their trades and engage in late trading and market timing, and profit at the expense of, and without the knowledge of, ordinary long-term fund investors.

66. Each of the Alliance Funds is required to provide all prospective mutual fund customers with a copy of the fund's prospectus. Prior to investing in any of the Alliance Funds, Plaintiff and the Class were entitled to and did receive a prospectus from each of the funds in which they respectively invested, each of which contained substantially the same materially false and misleading statements regarding the Alliance Funds' policies on fund pricing and timed trading.

67. For example, the March 31, 2003 AllianceBernstein Technology Fund Prospectus states, in language that typically appeared in the prospectuses for the Alliance Funds, that "market timing" is harmful to shareholders and represented that the Alliance Funds deter the practice:

> A Fund may refuse any order to purchase shares. In particular, the Fund reserves the right to restrict purchases of shares (including through exchanges) when they appear to evidence a pattern of frequent purchases and sales made in response to short-term considerations.

68. In addition, that same Prospectus explains, in language that typically appeared in the prospectuses for the Alliance Funds, how shares of the mutual fund are priced, as follows:

HOW THE FUNDS VALUE THEIR SHARES

The Funds' net asset value or NAV is calculated at 4 p.m., Eastern time, each day the Exchange is open for business. To calculate NAV, a Fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Funds value their securities at their current market value determined on the basis of market quotations, or, if such quotations are not readily available, such other methods as the Funds' directors believe accurately reflect fair market value.

69. The Prospectus further represented that orders received before the end of a business day would receive that day's NAV per share, while orders received after the market closed would receive the next business day's NAV:

Your order for purchase, sale, or exchange of shares is priced at the next NAV calculated after your order is received in proper form by the Fund. Your purchase of Fund shares may be subject to an initial sales charge. Sales of Fund shares may be subject to a contingent deferred sales charge or CDSC.

***

HOW TO EXCHANGE SHARES

You may exchange you Fund shares for shares of the same class of other Alliance Mutual Funds (including AFD Exchange Reserves, a money market fund managed by Alliance). Exchanges of shares are made at the next determined NAV, without sales or service charges. You may request an exchange by mail or telephone. You must call by 4:00 p.m. Eastern time, to receive that day's NAV. The Funds may modify, restrict, or terminate the exchange service on 60 days' written notice.

HOW TO SELL SHARES

You may "redeem" your shares (i.e., sell your shares to a Fund) on any day the Exchange is open, either directly or through your financial intermediary. Your sales price will be the next-determined NAV, less any applicable CDSC, after the Fund receives your sales request in proper form.

70. None of the prospectuses for the Alliance Funds indicated that certain mutual fund customers would be allowed to engage in late trades, market timing or short-term trading. The Prospectuses were false and misleading because, among other things, they failed to disclose or otherwise misrepresented that:

a) Defendants had entered into agreements allowing the Canary Defendants and certain Doe Defendants to late trade and time their trading of the Alliance Funds, and that, pursuant to those agreements, the Canary Defendants and certain Doe Defendants did so;

b) Contrary to the statements in the Prospectuses, Defendants enforced their policy against improper and timed trades selectively, rather than uniformly as to all investors, permitting certain favored customers, such as the Canary Defendants, to engage in late and timed trades, and even waiving redemption fees when it came to the trading of such favored customers;

c) The Prospectuses falsely represented the amount of compensation paid by the Alliance Funds to Alliance Capital because of the undisclosed agreements with the Canary Defendants and certain of the Doe Defendants provided additional undisclosed compensation to Alliance Capital.

71. In addition to the policies set forth in the relevant Prospectuses, Defendants engaged certain of their employees to track trading in the Alliance Funds and detect late timing and market timing arbitrage. Despite the presence of such "timing police," as they were sometimes called, Defendants ordered these employees to allow or otherwise ignore illegal or market timing trades by certain favored clients, including the Canary Defendants, and otherwise took such action as Defendants deemed necessary to prevent such employees from detecting such trades.

72. Notwithstanding the laws against late trading, the SEC's directives prohibiting arbitrage trading, Defendants' own written representations that it would prevent such practices, and the aforementioned internal procedures Defendants established to thwart such trading, Defendants facilitated late trading and timed trades in its mutual funds for preferred clients, including the Canary Defendants, in exchange for commissions and fees.

73. The Canary Defendants engaged in late trading and timed trades with certain financial institutions and mutual funds, including at various times the Alliance Funds, on a daily basis from about March 2000 until the New York Attorney General's office began its investigation into such practices in July 2003. The Canary Defendants arranged with the funds that orders Canary placed after 4:00 p.m. on a given day would illegally receive that day's price (as opposed to the next day's price). This allowed the Canary Defendants to capitalize on post-4:00 p.m. information while those who bought their mutual funds shares lawfully could not. The Canary Defendants had such arrangements with dozens of mutual funds, including the Alliance Funds, allowing Canary to extract tens of millions of dollars from them. In return for permission to late trade and time the Alliance Funds, the Canary Defendants agreed to leave millions of dollars in other Alliance Funds and investment vehicles, including Alliance hedge funds, on a long-term basis.

74. Hedge funds are investment pools for the wealthy that are much more loosely regulated than mutual funds and are usually more profitable for successful managers overseeing them. They have gained popularity because they often can turn profits when stocks decline. At most mutual fund companies, there are different managers for the hedge funds and the mutual funds, so that the managers can avoid conflicts of interest if they have to make investment choices between the two different types of investment vehicles. At Alliance, however, managers ran both mutual and hedge funds.

75. On September 30, 2003, defendant Alliance Capital announced that it was being investigated by the SEC and the New York Attorney General's Office in connection with their investigation into late trading and market timing. As part of its announcement, Alliance Capital admitted that "based on the preliminary results of its own ongoing internal investigation concerning mutual fund transactions, it ha[d] identified conflicts of interest in connection with certain market timing transactions," and had suspended two of its employees -- the portfolio manager of the AllianceBernstein Technology Fund, and an executive involved with selling Alliance Capital hedge fund products.

76. On October 1, 2003, the Wall Street Journal disclosed that Defendants had suspended two of their employees: (i) defendant Gerald Malone, portfolio manager of the $3.2 billion AllianceBernstein Technology Fund, as well as two Alliance technology hedge funds, the ACM Technology Hedge Fund and ACM Technology Partners LLP; and (ii) defendant Charles Schaffran, an executive salesperson of the Alliance Capital hedge fund products. The article reported that the suspensions were the preliminary result of an internal inquiry, which found that defendants Malone and Schaffran permitted certain investors to "time" Alliance Funds managed by Malone in exchange for large investments by the investors in Alliance hedge funds managed by Malone. The article further reported that trade orders obtained by New York Attorney General Eliot Spitzer's office in connection with its mutual fund trading investigation disclosed that on the evening of January 13, 2003, defendant Edward Stern "placed late trades through Bank of America's trading system to sell 4,178,074 shares of Alliance Growth and Income Fund, which at the time would have amounted to an approximately $11 million transaction."

77. Defendant Schaffran permitted Daniel Calugar, and Calugar's brokerage firm, Security Brokerage Inc., to time trades in certain Alliance Funds. According to regulatory filings, on or about September 29, 2003, shortly after the commencement of Attorney General Spitzer's probe of the mutual fund industry, Mr. Calugar shut his brokerage firm down, asking the SEC to withdraw its broker-dealer license and terminate its membership with the National Association of Securities Dealers.

78. On November 6, 2003, Defendants announced that on Friday, October 31, 2003, defendant Alliance Capital received notice from the SEC that regulators intended to recommend an enforcement action against the company "based on market timing transactions" in its funds. The announcement sent Alliance's shares down after a delay to the start of trading in the stock. Defendants admitted in the press release that resolution of the SEC's inquiry "would be likely to include, but not be limited to, sanctions and penalties and appropriate restitution to mutual fund shareholders." The announcement also declared that Defendants were conducting their own internal investigation of short-term trading in

mutual fund shares, and that Defendants already "had identified a number of market timing relationships." In particular:

> As previously reported, that investigation caused the firm to suspend two employees who the firm concluded engaged in inappropriate conduct with regard to market timing transactions. Alliance Capital believes that some of these market timing transactions had an adverse effect on mutual fund shareholders. In addition, the investigation has raised supervisory issues, which the firm is pursuing vigorously.

79. On November 6, 2003, the Wall Street Journal reported that, according to its sources, in addition to the Alliance Funds managed by defendants Malone and Schaffran, timing arrangements existed for other Alliance Funds, and that certain senior Alliance executives were involved or aware of these arrangements before the firm became the subject of investigations over improper trading. The Wall Street Journal article also reported that:

> Alliance executives instructed the firm's 'timing police,' who are responsible for tracking market-timers, to allow market-timing by those who had entered into such arrangements while blocking traders that hadn't been part of these deals[.]

80. On November 10, 2003, defendants Alliance Capital and Alliance Holding announced that, at the request of a special committee of its independent directors, its Board of Directors and its Chief Executive Officer, defendant John D. Carifa resigned his positions as President, Chief Operating Officer and Director of Alliance Capital and as Chairman of the Board of its mutual funds; and defendant Michael J. Laughlin resigned as Chairman of Alliance Capital's mutual fund distribution unit. In the announcement, Defendants admitted that the resignations were due to the fact that both individuals had "senior and direct responsibility over the firm's mutual fund unit which, as previously reported, allowed inappropriate market timing transactions, some of which had an adverse impact on mutual fund shareholders." It added: "Our supervisors' utmost obligation to protect the best interests of our clients cannot be compromised at any level of the firm or for any reason."

81. On November 14, 2003, Defendants advised the market that additional employees in Alliance Capital's mutual fund distribution unit "have been or will be asked to resign" in connection with the market timing relationships previously announced. Moreover, Defendants stated that Alliance Capital had recorded a charge to earnings in the amount of $190 million for the quarter ended September 30, 2003 to cover Defendants' anticipated costs of restitution, litigation and other costs associated with improper mutual fund trading activity.

V. SCIENTER.

82. As alleged herein, Defendants acted with scienter in that they knew (or acted with reckless disregard for the truth thereof) that the public documents and statements issued or disseminated in the name of the Alliance Funds were materially false and misleading; knew that such statements or documents would be issued or disseminated to the investing public; and knowingly and substantially participated or acquiesced in the issuance or dissemination of such statements or documents as primary violations of the federal securities laws. Despite such knowledge, Defendants failed to provide adequate disclosures in the relevant prospectuses or in their other public documents or statements to the market regarding market timing in the Funds; failed to halt, or take meaningful action to halt, market timing by its favored customers and by the Individual Defendants; and failed to disclose the Individual Defendants' and the favored customers' unethical and economically harmful activity. Defendants, by virtue of their receipt of information reflecting the true facts regarding Alliance Funds (or their reckless disregard thereof), their control over, and/or receipt and/or modification of Alliance Funds' materially misleading misstatements and/or their associations with the Alliance Funds which made them privy to confidential proprietary information concerning the Alliance Funds, participated in the fraudulent scheme alleged herein.

83. The prospectuses cited herein, and the other public documents and statements issued or disseminated in the name of the Alliance Funds, failed to disclose and misrepresented material and adverse facts, including, without limitation:

a) that Defendants had entered into an agreement(s) allowing favored customers to engage in late trading and to time their trading of shares of Alliance Funds;

b) that, pursuant to that agreement, the favored customers regularly engaged in late trading and market timing with respect to shares of the Alliance Funds;

c) that, contrary to the express representations in the prospectuses, the Alliance Funds enforced their policy against frequent traders selectively, *i.e.*, they did not enforce it against the favored customers, such as the Canary Defendants, and waived the redemption fees as to such customers notwithstanding Defendants' stated policies to the contrary;

d) that the Defendants regularly allowed the favored customers to engage in trades that were disruptive to the efficient management of the Alliance Funds and/or increased the Alliance Funds' costs and thereby reduced the Alliance Funds' actual performance; and

e) that, pursuant to the unlawful agreements, the Defendants received undisclosed compensation and other financial benefits at the expense of the investors in the Alliance Funds.

The Defendants were motivated to facilitate the wrongful conduct alleged herein and participated in and/or had actual knowledge of the fraudulent conduct alleged herein. In exchange for allowing the unlawful practices alleged herein, Defendants, among other things, received increased management fees as a result of the scheme alleged herein.

84. At all times relevant to this Complaint, the market for the Alliance Funds was open, developed and efficient. Among other things, (i) the Alliance Funds were listed and actively bought and sold on a daily basis on an open and automated market; (ii) the prices of the various Alliance Funds were determined on the basis of information disseminated to the market; (iii) the Alliance Funds were subject to the rules and regulations

of the SEC, and filed information concerning their business operations with the SEC in accordance with those rules and regulations, which information was then available to the markets and the public; and (iv) the Alliance Funds were monitored by professionals in the financial services industry, including analysts, journalists and newswire services, whose reports regarding the Alliance Funds were widely and publicly available. Accordingly, the market was aware of all publicly available material information concerning the Alliance Funds in a timely manner. Plaintiff and the other members of the Class purchased, held, or otherwise acquired shares or other interests in those funds in reliance on the integrity of the market, and the presumption of reliance available under the "fraud-on-the market" theory is applicable to the claims set forth herein.

FIRST CLAIM

Against the Registrants For Violations of Section 11 Of The Securities Act

85. Plaintiff repeats and realleges each and every allegation contained above as if fully set fort herein, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

86. This claim is brought on behalf of Plaintiff and the Class against the Registrants pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k.

87. The Registrants have incurred statutory liability under Section 11 by issuing, causing to be issued, and/or participating in the issuance of untrue and misleading material written statements and/or omissions of material facts that were contained in the Prospectuses for the Alliance Funds.

88. Prior to purchasing units of the Alliance Funds, Plaintiff and the Class received the appropriate Prospectuses. Plaintiff and the Class members purchased shares of the Alliance Funds pursuant to or premised upon the Registrants' false and misleading Prospectuses.

89. The prospectuses failed to disclose and misrepresented, *inter alia*, the following material and adverse facts:

a) that certain favored customers, including the Canary Defendants, were allowed to engage in, and regularly engaged in, late trading and market timing with respect to the Alliance Funds shares;

b) that the Alliance Funds' policy against market timers was not enforced against the favored customers;

c) that the favored customers' late trading and market timing activities created inefficiencies with respect to the Alliance Funds and/or increased the Alliance Funds' costs and thereby reduced the Alliance Funds' actual performance; and

d) that, pursuant to the unlawful activities complained of herein, the Fund Defendants, the Individual Defendants and the favored customers, including the Canary Defendants, all benefited financially at the expense of Plaintiff and the Class.

90. Plaintiff and the Class have sustained damages. The value of their Alliance Funds shares was adversely impacted because of the actions complained of herein.

91. At the time they purchased the Alliance Funds shares premised on the false and misleading Prospectuses, Plaintiff and the Class members were unaware of the facts complained of herein and could not reasonably have possessed such knowledge.

SECOND CLAIM

Against Alliance Capital, Alliance Holding, Alliance Corporation and AXA as Control Persons of the Registrants For Violations of Section 15 of the Securities Act

92. Plaintiff repeats and realleges each and every allegation contained above, except that, for purposes of this claim, Plaintiff expressly excludes and disclaims any allegation that could be construed as alleging fraud or intentional or reckless misconduct.

93. This Claim is brought pursuant to Section 15 of the Securities Act against Alliance Capital, Alliance Holding, Alliance Corporation and AXA, as control persons of the Registrants. These Defendants are properly treated as a group for purposes of Section 15 because the false, misleading, and incomplete information conveyed in the

Registrants' prospectuses, public filings, press releases and other publications are a result of the collective actions of each of them.

94. The Registrants are each liable under Section 11 of the Securities Act as set forth above.

95. Alliance Capital, Alliance Holding, Alliance Corporation and AXA were each a "control person" of the Registrants within the meaning of Section 15 of the Securities Act, by virtue of their position of operational control and/or authority over such funds. Alliance Capital, Alliance Holding, Alliance Corporation and AXA had direct and indirect control and authority, and exercised such, to cause the Registrants to engage in the wrongful conduct complained of herein. Alliance Capital, Alliance Holding, Alliance Corporation and AXA each issued, caused to be issued, and participated in the issuance of materially false and misleading statements in the prospectuses.

96. For the reasons described above, Alliance Capital, Alliance Holding, Alliance Corporation and AXA are liable to Plaintiff and the Class to the same extent as each of the Registrants in accordance with Section 15 of the Securities Act.

97. Plaintiff and the other Class members were injured by the actions of Alliance Capital, Alliance Holding, Alliance Corporation and AXA and are entitled to recover damages from them.

THIRD CLAIM

Violation Of Section 10(b) Of The Exchange Act And Rule 10b-5 Promulgated Thereunder Against All Defendants

98. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except for claims brought pursuant to the Securities Act.

99. Defendants' acts described below constitute a violation of Section 10(b) of the Exchange Act and Rule 10b-5, promulgated thereunder. All Defendants are sued as primary participants in the wrongful and illegal conduct and scheme charged herein.

100. During the Class Period, each of the Defendants participated in a plan, scheme and course of conduct that was intended to, and throughout the Class Period,

did, deceive the investing public, including Plaintiff and the other Class members. Such actions negatively impacted the value of the Alliance Funds shares owned by Plaintiffs and other members of the Class.

101. In order to effect Defendants' unlawful plan, Defendants: (i) employed devices, schemes, and artifices to defraud; (ii) made false statements of material fact and/or omitted statements of material fact necessary to make the statements not misleading; and (iii) engaged in acts, practices, and a course of business that operated as a fraud and deceit upon the purchasers of the Alliance Funds' securities, including Plaintiff and other members of the Class. Defendants did so to enrich themselves through undisclosed trading tactics by which they wrongfully appropriated Alliance Fund assets and otherwise distorted the pricing of Alliance Fund securities. All Defendants are sued as primary participants in the wrongful and illegal conduct alleged herein.

102. Defendants, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged in conduct designed to conceal adverse material information about the Alliance Funds' operations, as alleged herein.

103. Defendants employed devices, schemes and artifices to defraud and engaged in conduct and scheme so that Defendants could unlawfully manipulate and profit from secretly timed and late trading. Defendants' actions operated as a fraud and deceit upon Plaintiff and members of the Class.

104. Defendants had actual knowledge of the misrepresentations and omissions of material facts set forth herein, or acted with reckless disregard for the truth in that they failed to ascertain and to disclose such facts, even though such facts were available to them. Defendants' material misrepresentations and/or omissions were done knowingly or recklessly in order to conceal the truth from Plaintiff and the Class.

105. As a result of Defendants' dissemination of the materially false and misleading information and failure to disclose material facts, the market price of Alliance Funds securities was distorted during the Class Period so that it did not reflect the actual

risks and costs of Defendants' illegal actions. In ignorance of Defendants' undisclosed actions, and relying directly or indirectly on the false and misleading statements made by Defendants, or upon the integrity of the securities market in which the Alliance Funds traded, Plaintiff and the Class acquired shares of the Alliance Funds during the Class Period at distorted prices and were damaged thereby.

106. At the time of Defendants' misrepresentations and omissions, Plaintiff and other members of the Class were ignorant of their falsity, and believed them to be true. Had Plaintiff and other members of the Class and the marketplace known of the truth concerning the Alliance Funds' operations, Plaintiff and other members of the Class would not have purchased, held or otherwise acquired their shares or, alternatively, would not have purchased or otherwise acquired their shares at the distorted prices they paid.

107. For the reasons discussed above, Defendants have violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder.

108. As a direct and proximate result of Defendants' misconduct, Plaintiff and the other members of the Class suffered damages in connection with their respective purchases and sales of Alliance Fund shares during the Class Period.

FOURTH CLAIM

Against Alliance Capital, Alliance Holding, Alliance Corporation, AXA And The Registrants For Violations of Section 20(a) of the Exchange Act

109. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein, except for Claims brought pursuant to the Securities Act.

110. This Claim is brought pursuant to Section 20(a) of the Exchange Act against AXA, as a control person of Alliance Corporation; Alliance Corporation, as a control person of Alliance Holding; Alliance Holding as a control person of Alliance Capital; Alliance Capital as a control person of the Registrants; and the Registrants, as a control person of the Alliance Funds. These Defendants are properly treated as a group for purposes of Section 20(a) because the false, misleading, and incomplete information

conveyed in the Registrants' prospectuses, public filings, press releases and other publications are a result of the collective actions of each of them.

111. Alliance Capital, Alliance Holding, Alliance Corporation, AXA and the Registrants each acted as controlling persons of the Alliance Funds within the meaning of Section 20(a) of the Exchange Act. By virtue of their operational and management control of the Alliance Funds' respective businesses and systematic involvement in the fraudulent scheme alleged herein, Alliance Capital, Alliance Holding, Alliance Corporation, AXA and the Registrants each had the power to influence and control and did influence and control, directly or indirectly, the decision-making and actions of the Alliance Funds, including the content and issuance of the various statements that were false and misleading. Alliance Capital, Alliance Holding, Alliance Corporation, AXA and the Registrants had the ability to either prevent the issuance of the false or misleading statements alleged herein, or to correct such statements or cause such statements to be corrected.

112. By virtue of their positions as controlling persons, Alliance Capital, Alliance Holding, Alliance Corporation, AXA and the Registrants are liable pursuant to Section 20(a) of the Exchange Act.

113. As a direct and proximate result of the wrongful conduct of Alliance Capital, Alliance Holding, Alliance Corporation, AXA and the Registrants as control persons of the Alliance Funds, Plaintiff and other members of the Class were injured in connection with their purchases and holdings of Alliance Funds securities during the Class Period and are entitled to recover damages.

FIFTH CLAIM

**For Violations of Section 206 of
The Investment Advisers Act of 1940
Against Alliance Capital
[15 U.S.C. §80b-6 and 15 U.S.C. §80b-15]**

114. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

115. Pursuant to the Investment Advisors Act, Alliance Capital served as an "investment adviser" to Plaintiff and other members of the Class.

116. As a fiduciary pursuant to the Investment Advisers Act, Alliance Capital had fiduciary duties toward Plaintiff and other members of the Class as set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6.

117. Alliance Capital breached its fiduciary duties owed to Plaintiff and the Class by engaging in the conduct described herein, which operated as a fraud upon Plaintiff and other members of the Class. As plead above, Alliance Capital allowed the favored customers to secretly engage in late and timed trading of the Alliance Funds shares. As a consequence, Alliance Capital, along with the favored customers, benefited financially at the expense of Plaintiff and the Class.

118. Alliance Capital's knowing or reckless fraudulent actions breached Alliance Capital's fiduciary duties toward Plaintiff and other members of the Class as set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6.

119. Alliance Capital is liable as a direct participant in the wrongs complained of herein. Alliance Capital, because of its position of authority and control over the Registrants: (1) controlled the content of the Prospectuses; and (2) controlled the operations of the Alliance Funds.

120. As a result of Alliance Capital's multiple breaches of its fiduciary duties owed Plaintiff and other members of the Class, Plaintiff and other Class members were damaged.

121. Plaintiff and other Class members are entitled to damages, rescission of their investment advisory contracts with Alliance Capital and recovery of all fees paid in connection with their enrollment pursuant to such agreements.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

a) For an order determination that this action is a proper class action under Rule 23 of the Federal Rules of Civil Procedure;

b) For an order appoint appointing Plaintiff as the Lead Plaintiff and its counsel as Lead Counsel

c) For an award of compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

d) For an order awarding Plaintiff and the Class rescission of their contract with Alliance Capital and recovery of all fees paid to Alliance Capital pursuant to such agreement;

e) For an order providing Plaintiff and the Class with their reasonable costs and expenses incurred in this action, including attorneys' fees and expert fees; and

f) Such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

Dated: November 19, 2003

THE FURTH FIRM LLP

[signature]

FREDERICK P. FURTH
HENRY A. CIRILLO
CAROLYN B. BURTON
MICHAEL S. CHRISTIAN
THE FURTH FIRM LLP
225 Bush Street, 15th Floor
San Francisco, California 94104
Telephone: (415) 433-2070
Facsimile: (415) 982-2076

WILLIAM H. SHAHEEN
LUCY J. KARL
SHAHEEN & GORDON
P.O. Box 2703
107 Storrs Street
Concord, NH 03302-2703
Telephone: (603) 225-7262
Facsimile: (603) 225-5112

ROBERT J. BONSIGNORE
BONSIGNORE & BREWER
23 Forest Street
Medford, Massachusetts 02155
Telephone: (781) 391-9494
Facsimile: (781) 391-9496

Attorneys for Plaintiff

CERTIFICATION OF INTERESTED ENTITIES OR PERSONS

Pursuant to Civil L.R. 3-16, the undersigned certifies that as of this date, other than the named parties, there is no such interest to report.

ATTORNEY OF RECORD FOR
PLAINTIFF KATHIE A. PHILLIPS

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

Kathie A. Phillips ("Plaintiff") hereby declares, as to the claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the class action complaint and authorizes its filing.

2. Plaintiff did not purchase the security that is the subject of this action at the direction of Plaintiff's counsel or in order to participate in this private action.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff purchased shares of AllianceBernstein Technology Fund, Class A in the early 1980s. Plaintiff continues to hold these shares. Any dividends are automatically reinvested. Other than automatic reinvestment of any dividends, Plaintiff has not made any transactions during the class period in the equity securities that are the subject of this action.

5. In the past three years, Plaintiff has not sought to serve as a representative party on behalf of a class.

6. Plaintiff will not accept any payment for serving as a representative party on behalf of a class beyond Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 19th day of November 2003.

Kathie A. Phillips
Kathie A. Phillips

33336.1